UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NATIONAL HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375206

(CUSIP Number)

Robert B. Fagenson

Fagenson & Co., Inc.

477 Madison Avenue, Suite 540

New York, New York 10022

 (212) 422-1993

With a copy to:

James Kaplan, Esq.

Pryor Cashman LLP
7 Times Square
New York, NY 10036
(212) 421-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS National Securities Growth Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,394
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,394

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS 00

(1) Based on 12,440,035 shares of Common Stock outstanding as of August 15, 2016.

1	NAMES OF REPORTING PERSONS Robert B. Fagenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 463,468 (1)
	8	SHARED VOTING POWER 33,394 (2)
	9	SOLE DISPOSITIVE POWER 463,468 (1)
	10	SHARED DISPOSITIVE POWER 33,394 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) Consists of (i) 301,468 shares of Common Stock held by Fagenson & Co., Inc., of which Robert B. Fagenson is Chairman and Chief Executive Officer, (ii) 5,000 shares of Common Stock held by the Trust for the benefit of Toby Fagenson, of which Robert B. Fagenson is the Trustee, (iii) options to purchase 150,000 shares of Common Stock held by Robert B. Fagenson, and (iv) 7,000 shares of Common Stock held by Robert B. Fagenson.

(2) Consists of shares of Common Stock held by National Securities Growth Partners LLC, of which Robert B. Fagenson is the President and a direct owner of one of its members.

(3) Based on 12,440,035 shares of Common Stock outstanding as of August 15, 2016.

INTRODUCTION

This filing is Amendment No. 3 to the Statement on Schedule 13D (this “Amendment No. 3”) filed on behalf of National Securities Growth Partners LLC, a Delaware limited liability company ("NSGP"), and Robert B. Fagenson with respect to shares of common stock, $0.02 par value per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the "Issuer"). This Amendment No. 3 amends and supplements the initial Schedule 13D filed by the Reporting Persons (as such term is defined below) with the Securities and Exchange Commission on March 14, 2013, as amended on November 18, 2013 (“Amendment No. 1”), and on May 2, 2016 (“Amendment No. 2”).

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety to read as follows:

"(a)-(c) This Schedule 13D is being filed by National Securities Growth Partners LLC, a Delaware limited liability company ("NSGP"), and Robert B. Fagenson, a New York resident. NSGP and Mr. Fagenson are hereinafter referred to as the “Reporting Persons.” This Amendment No. 3 is being filed jointly by NSGP and Mr. Fagenson.

NSGP's principal business is investing in securities and its business address is 477 Madison Avenue, Suite 540, New York, New York 10022.

Mr. Fagenson serves as Chairman and Chief Executive Officer of the Issuer and Chairman and Chief Executive Officer of Fagenson & Co., a company that provides investment banking services. Mr. Fagenson’s business address is 477 Madison Avenue, Suite 540, New York, New York 10022.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NSGP is a Delaware limited liability company. Mr. Fagenson is a citizen of the United States of America.”

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety to read as follows:

On September 12, 2016, in connection with the Offer (as defined in Section 6 below), Mr. Fagenson tendered shares of Common Stock that he beneficially owned, and his beneficial ownership now represents a materially lower percentage of the outstanding Common Stock. Specifically, Mr. Fagenson’s beneficial ownership now represents approximately 4.0% of the outstanding Common Stock.

Mr. Fagenson does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a)-(c) is hereby amended and restated in its entirety to read as follows:

"(a)-(b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 496,862. Of these, (i) 33,394 shares of Common Stock are held by NSGP, over which Mr. Fagenson has shared voting and investment power; (ii) 301,468 shares of Common Stock are held by Fagenson & Co., Inc., of which Mr. Fagenson is Chairman and Chief Executive Officer; (iii) 5,000 shares of Common Stock are held by Trust for the benefit of Toby Fagenson, of which Mr. Fagenson has sole voting and investment power; (iv) 150,000 shares of Common Stock are issuable upon exercise options held by Mr. Fagenson; and (v) 7,000 shares of Common Stock are held directly by Mr. Fagenson.

(c) In connection with the Offer, on September 12, 2016, Mr. Fagenson tendered 550,061 shares of Common Stock that he beneficially owned, for an aggregate amount of $1,787,698.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety to read as follows:

“The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described below and elsewhere in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

On April 27, 2016, Mr. Fagenson, certain officers and directors (and certain of their affiliates) of the Issuer, Fortress Biotech Inc., a Delaware corporation (“Fortress”), and FBIO Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), entered into a Support and Voting Agreement (the “Support Agreement”) and a Voting Agreement (the “Voting Agreement”) relating to the proposed acquisition of the Issuer by Acquisition Sub pursuant to that certain Agreement and Plan of Merger, dated as of April 27, 2016, by and among the Issuer, Fortress and Acquisition Sub (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Fortress agreed to cause Acquisition Sub to commence a cash tender offer (the “Offer”) for all of the issued and outstanding shares of the Common Stock of the Issuer. Following the completion of the Offer, if, among other conditions, there had been as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the Shares then owned by Fortress and its controlled affiliates, representing at least 80% of all then-outstanding Shares (the “Merger Condition”), Acquisition Sub would have merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Fortress (the “Merger”).

On September 12, 2016, the Issuer and Fortress announced that the Offer expired at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, and that Acquisition Sub has accepted for payment all of the Shares that were validly tendered and not withdrawn pursuant to the Offer. Because less than 80% of the Issuer’s outstanding shares were tendered in the Offer, the Merger Condition was not satisfied and the Issuer will remain a publicly-traded company.

Pursuant to the Voting Agreement, Mr. Fagenson has agreed to irrevocably grant Fortress and Acquisition Sub his proxy to vote all of such his Shares beneficially owned at the time of such vote at the 2016 annual meeting of the stockholders of the Issuer, and at any adjournment or postponement thereof, in favor of the individuals nominated by Acquisition Sub to the Issuer’s board of directors as provided in that certain Stockholder Rights Agreement, dated as of April 27, 2016, by and between the Issuer and Acquisition Sub. Also pursuant to the Voting Agreement, Mr. Fagenson agreed to certain restrictions with respect to the transfer of his Shares (or the grant of any other proxies with respect thereto) during the term of such agreement.

Following the expiration of the Offer, the Support Agreement terminated pursuant to its terms.

The descriptions of the Support Agreement and the Voting Agreement contained in this Amendment No. 3 are qualified in their entireties by reference to the Support Agreement and Voting Agreement, which were filed as Exhibits 2 and 3 to Amendment No. 2, respectively, and are incorporated herein by reference in their entireties.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 1.	Joint Filing Agreement dated November 18, 2013, by and between the Reporting Persons, filed with Amendment No. 1.

Exhibit 2.

Support and Voting Agreement dated April 27, 2016, by and among the Reporting Persons, certain officers and directors (and certain of their affiliates) of National Holdings Corporation, Fortress Biotech, Inc., and FBIO Acquisition, Inc.

Exhibit 3.

Voting Agreement dated April 27, 2016, by and among the Reporting Persons, certain officers and directors (and certain of their affiliates) of National Holdings Corporation, Fortress Biotech, Inc., and FBIO Acquisition, Inc., filed with Amendment No. 2

Exhibit 4.	Amended Joint Filing Agreement dated May 2, 2016, by and between the Reporting Persons, filed with Amendment No. 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2016

NATIONAL SECURITIES GROWTH PARTNERS LLC

By:	/s/ Robert B. Fagenson
Name: Robert B. Fagenson
Title: President and Chief Executive Officer

ROBERT B. FAGENSON

/s/ Robert B. Fagenson
Robert B. Fagenson

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).